SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

September 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Request for Acceleration Registration Statement on Form F-1 (as amended)
File No. 333-267771

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SAG Holdings Limited (the “Company”), a Cayman Islands company (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-1 (File No. 333-281514) (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, TroyGould PC by calling Joilene Wood at (415) 305-4651 or David Ficksman at (310) 789-1290. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, TroyGould PC, Attention: Joilene Wood, by email at jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood